Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                               December 19, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 6 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated November 23, 2005 from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 6 to Form 10-SB filing (the "Amendment") accompanying this letter.

1. The Company has filed reports on Form 10-QSB for the quarterly periods ended March, 31 2005 and June 30, 2005. The Company expects to file its report on Form 10-QSB for the quarterly period ended September 30, 2005 prior to the end of 2005.

2.

      a) Set forth below is the comparative and historical information regarding the Company's DVD sales. While the specific revenues for each series vary from year to year, over the long term, the Company's DVD and ancillary product sales have averaged between $200,000 and $250,000 per series, per year.

DEVINE LIBRARY DVD/Video, Publishing and Ancillary Sales (includes DVD and video sales, music publishing royalties, teachers guides, stock footage rights, rentals of props etc.)


                                                 Composers - DVD     Inventors DVD       Artists DVD
                                 Yr TOTAL           Ancillary          Ancillary          Ancillary
                                 --------           ---------          ---------          ---------
                    2000        $  731,837         $  145,590         $  397,147         $  189,100
                    2001        $  748,178         $   37,880         $  354,253         $  356,045
                    2002        $  602,443         $  166,427         $  241,577         $  194,439
                    2003        $  623,918         $  187,603         $  230,907         $  205,408
                    2004        $  346,712         $  153,977         $   94,566         $   98,169
                                ----------         ----------         ----------         ----------
          5 year average        $  610,618         $  138,295         $  263,690         $  208,632
                                ----------         ----------         ----------         ----------
           9 months 2005        $  404,060         $  254,977         $   74,063         $   75,020
                est 2005        $  712,648         $  429,751         $  158,755         $  124,142

6 months 2004                   $  134,748         $   29,834         $   46,218         $   58,696
6 months 2005                   $  253,340         $  152,835         $   54,158         $   46,347
% change                             88.01%            412.28%             17.18%            (21.04)%

9 months 2004                   $  259,515         $  121,602         $   63,219         $   74,694
9 months 2005                   $  404,060         $  254,977         $   74,063         $   75,020
% change                             55.70%            109.68%             17.15%              0.44%

4th Q
-----

                    2004        $  346,712         $  153,977         $   94,566         $   98,169
                                ----------         ----------         ----------         ----------
2005 (actual to-date)           $  841,648         $  558,751         $  158,755         $  124,142
Anticipated rest of year            75,000             25,000             25,000             25,000
                                ----------         ----------         ----------         ----------
Total estimated 2005               916,648            583,751            183,755            149,142
                                ----------         ----------         ----------         ----------
% change                            164.44%            279.12%             94.31%             51.92%
Broadcast sales                    180,000             60,000             60,000             60,000
                                ----------         ----------         ----------         ----------
   Total 2005 income             1,096,648            643,751            243,755            209,142


There have been significant increases in The Inventors' Specials (up 94% from 2004) and The Artists' Specials (up 52% from 2004) DVD sales in 2005, but the most dramatic increases have come in The Composers' Specials sales (up 279% from 2004) primarily as a result of a new deal that started in the second quarter of 2005 with McGraw Hill through the Company's existing client Hal Leonard for the inclusion of this series in McGraw Hill's Music catalogue. The Company is negotiating and expects to finalize new DVD sales agreements with McGraw Hill for The Inventors' Specials, for inclusion starting in McGraw Hill's 2006 Social Sciences Catalogue and for The Artists' Specials in McGraw Hill's Arts Catalogue starting in 2007. (The Company has had similar agreements with Scholastic in the past - the last of which ended in 2003.) The Company estimates this deal should result in the annual increase in sales of each series of about $125,000, based on the results achieved by The Composers' Specials. As of now, DVD sales increase due to McGraw Hill deal for The Composers' Specials is almost $300,000. In addition, the Company is negotiating with Feature Films for Families (a Utah based telemarketer who has had great success with the Company's titles in 2000 through 2002), and new agreement with Fastweb in Italy and a DVD kiosk distributor in the Balkans that that the Company believes will be finalized at either the end of 2005 or early in 2006.

The Inventors'  Specials DVD sales currently in negotiation and estimated values
- in addition to existing DVD accounts in 2005 and 2006:

Year                                           2006
                                               ----
Mcgraw Hill                                  125,000
Feature Films for Families                    45,000
Italy Fastweb VOD                             90,000
Balkan DVD Kiosks                             90,000
New Foreign DVD sales                         25,000
                                             -------
Total additional expected                    375,000
Expected base                                200,000
Anticipated Annual DVD sales                 575,000

The Artists' Specials DVD sales currently in negotiation and estimated values - in addition to existing DVD accounts through 2008:

Year                                           2006          2007          2008
                                               ----          ----          ----
Mcgraw Hill                                        0       125,000       125,000
Feature Films for Families                    45,000        45,000        45,000
Italy Fastweb VOD                             90,000             0             0
Balkan DVD Kiosks                             90,000        90,000        90,000
New Foreign DVD sales                         25,000        25,000        25,000
                                             -------       -------       -------
Total additional expected                    250,000       285,000       285,000
Expected base                                150,000       150,000       150,000
                                             -------       -------       -------
Anticipated Annual DVD sales                 400,000       435,000       435,000

      b) In addition to the new DVD sales and agreements currently estimated and in negotiation above, the Company is also negotiating new broadcast licenses that it expects will be finalized in the next three to nine months. They include a new sale in France being concluded by the co-production company the Company is working with on its new series on writers, as well as a license being negotiated for all three series with Discovery Channel in the United States, a license for French Canada, Holland, the U.K. and licenses in the territories of Japan, Korea, Spain, Italy, and Germany noted in the Company's previous responses. Note the estimates and timing per series in the tables below:

Expected The Inventors' Specials Broadcast sales: currently in negotiation and estimated values - in addition to existing DVD accounts in 2005 and 2006:

Year                                          Amount         Year       comments
                                                                         3 year
US Broadcast                                  90,000         2006       license
French and English Canada
Broadcast                                    180,000         2006
France Broadcast                              67,500       2005/6
German Broadcast                             240,000         2006
UK Broadcast                                 150,000         2006
Spain, Japan, Korea, Holland
Italy Broadcast                              150,000       2005/6
Other ex-North America Broadcast              25,000         2006
                                              ------
Anticipated total over 2 years               902,500

Expected The Artists' Specials Broadcast sales: currently in negotiation and estimated values - in addition to existing DVD accounts in 2005 through 2008:

Years                                      2005-2007         2008
US Broadcast                                  90,000           90,000
French and English Canada
Broadcast                                    180,000                0
France Broadcast                              67,500           75,000
German Broadcast                             240,000                0
UK Broadcast                                 150,000           75,000
Spain, Japan, Korea, Holland
Broadcast                                    150,000           75,000
Other ex-North America Broadcast             250,000                0
                                           ---------
Anticipated total over 4 years             1,127,500          315,000

For The Inventors' Specials, at the beginning of fiscal 2005, the Company used the following estimates to arrive at its ultimate revenue:

--------------- ----------------- ------------------ ---------------------------
     year             Total           Dvd sales           Broadcast license
--------------- ----------------- ------------------ ---------------------------
     2005            500,000           250,000                 250,000
--------------- ----------------- ------------------ ---------------------------
     2006           1,200,000          550,000                 650,000
--------------- ----------------- ------------------ ---------------------------
     Total          1,700,000          800,000                 900,000
--------------- ----------------- ------------------ ---------------------------

Due to the short period available to derive the revenue, the Company further discounted total revenue to $1,400,000. Based on the above projections and estimates, the Company still anticipates earning $1,475,000 in fiscal 2006 in addition to estimated 2005 sales of about $250,000 for a total revenue of $1,725,000.

For The Artists' Specials, at the beginning of fiscal 2005, the Company used the following estimates to arrive at its ultimate revenue:

--------------- ----------------- ------------------ ---------------------------
     year             Total           Dvd sales           Broadcast license
--------------- ----------------- ------------------ ---------------------------
     2005            450,000           200,000                 250,000
--------------- ----------------- ------------------ ---------------------------
     2006           1,150,000          500,000                 650,000
--------------- ----------------- ------------------ ---------------------------
     2007            800,000           500,000                 300,000
--------------- ----------------- ------------------ ---------------------------
     2008            800,000           500,000                 300,000
--------------- ----------------- ------------------ ---------------------------
     Total          3,200,000         1,700,000               1,500,000
--------------- ----------------- ------------------ ---------------------------

As in prior periods, the Company used 75% to arrive at an ultimate revenue of $2,480,000. As of the end of fiscal 2005, the Company projects its remaining ultimate revenue to be $2,712,500. The Company anticipates that it will use $2,000,000 in fiscal 2006.

      c) While the total ultimate revenue did not increase between 2002 and 2003, the revenue per year increased, since, in the Company's estimates, the revenue stream simply moved from one period to another. In the Company's original estimates prepared at the end of fiscal 2001 for the periods 2002-2008, the Company estimated the following ultimate revenue:

-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
                   Total         2002         2003         2004         2005         2006         2007         2008
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
N.A-DVD          1,825,000      250,000      250,000      275,000      275,000      275,000      250,000      250,000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
N.A-TV             640,000            0       60,000       60,000       40,000      150,000      180,000      150,000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Non N.A-TV       3,300,000      600,000      400,000      400,000      500,000      600,000      500,000      300,000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
Non N.A- DVD       425,000       25,000       50,000       50,000       50,000       50,000      100,000      100,000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
                 6,190,000      875,000      760,000      785,000      865,000    1,075,000    1,030,000      800,000
-------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------


      The Company has used a 75% value (rounded to $4,600,000) as its estimate of ultimate revenue. At the end of 2002, in preparation of 2003 ultimate revenue, the Company assessed that its estimates for 2003-2004 were still reasonable and income not earned in 2002 was still available in future years.

      Therefore, the Company reduced the total revenue by $195,000 (actual for 2002) and applied the same ratio of 75% to arrive to an amount of $4,500,000.

      d) In 2003, the Company used the same territories and assumptions as described in responses 2a and 2b above to arrive to its ultimate revenue amounts. The projected revenues at that time were as follows.

The Inventors' Specials 2004 estimates:     Total    2004     2005       2006

North America - DVD                        800,000  250,000  275,000    275,000
North America Broadcast                    350,000  100,000  100,000    150,000
Ex-North America Broadcast               1,450,000  250,000  400,000    800,000
Ex-North America DVD                       175,000  100,000   25,000     50,000

                                         2,775,000  700,000  800,000  1,275,000

      At 75%, rounded amount of ultimate revenue was estimated to be $2,100,000.

      e) Set forth below is information regarding the historical broadcast licenses. The estimates are consistent with the Company's current estimates or are based on experienced third party estimates from well regarded distributors and sales agents.

              DEC LIBRARY HISTORICAL BROADCAST LICENSES:

---------------- --------------------- ----------------------------------------- -------------- --------------- --------------------
       SERIES         TERRITORY                BROADCASTER/DISRTRIBUTOR             CURRENT        EXPIRED       CONTRACTED IN US$
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 1998
ARTISTS          USA                   Home Box Office                                                Dec. 2004   $2,100,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Oct. 1999
COMPOSERS                              Odyssey                                                       March 2002   $   90,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 2000
INVENTORS                              Odyssey                                                       March 2002   $   90,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Aug. 1996
INVENTORS                              Home Box Office                                               April 2000   $1,312,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1998
COMPOSERS                              PBS                                                            Aug. 2000   $   20,743.36
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1995
COMPOSERS                              Home Box Office                                                Jan. 1997   $  510,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     March 15,
                                                                                     2005 Aug.
COMPOSERS        Canada                TVO                                            31, 2008                    $   28,015.56
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     March 15,
                                                                                     2005 Aug.
ARTISTS                                TVO                                            31, 2008                    $   28,015.56
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     March 15,
                                                                                     2005 Aug.
INVENTORS                              TVO                                            31, 2008                    $   28,015.56
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------


---------------- --------------------- ----------------------------------------- -------------- --------------- --------------------
       SERIES         TERRITORY                BROADCASTER/DISRTRIBUTOR             CURRENT        EXPIRED       CONTRACTED IN US$
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                       May 15,
                                                                                     2005 Aug.
COMPOSERS                              Knowledge Network - BC                         31, 2008                    $    9,338.52
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                       May 15,
                                                                                     2005 Aug.
ARTISTS                                Knowledge Network - BC                         31, 2008                    $    9,338.52
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                       May 15,
                                                                                     2005 Aug.
INVENTORS                              Knowledge Network - BC                         31, 2008                    $    9,338.52
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     June 1998
INVENTORS                              Family Channel (Pay TV)                        May 2007                    $  314,189.19
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 2001
                                                                                                       Nov. 30,
COMPOSERS                              CBC                                                                 2004   $   46,692.61
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 2001
                                                                                                       Nov. 30,
INVENTORS                              CBC                                                                 2004   $   46,692.61
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 2001
                                                                                                       Nov. 30,
ARTISTS                                CBC                                                                 2004   $   46,692.61
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1999
COMPOSERS                              TFO - exclusive French language                                Aug. 2003   $   12,162.16
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1999
INVENTORS                              TFO                                                            Aug. 2003   $   16,216.22
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                        June 1,
                                                                                                       1999 May
ARTISTS                                TFO                                                             31, 2003   $   81,712.06
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      June 2000
INVENTORS                              CFCF-12                                                        May  2003   $  182,432.43
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1999
COMPOSERS                              YTV                                                            Aug. 2001   $   15,202.70
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       Sept. 1,
                                                                                                      1999 Aug.
ARTISTS                                YTV                                                             31 ,2001   $  163,424.12
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1998
COMPOSERS                              CFCF-12                                                        Aug. 2000   $  182,432.43
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1995
COMPOSERS                              SRC                                                           March 1999   $  101,351.35
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 1994
COMPOSERS                              Family Channel (Pay TV)                                        Aug. 1998   $  194,594.59
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 1996
COMPOSERS        Australia             Buena Vista Int.                                               Nov. 1998   $   12,738.46
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1996
COMPOSERS        Bophuthatswana        Daro Films Distribution GMBH                                   June 1998   $    1,925.10
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                   Jan. 1, 2001
ARTISTS          People's Republic     Juitan Viden SDN BHD - Unicorn                                  Dec. 31,
                 of China              Television Dist.                                                    2003   $    4,620.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
INVENTORS                              Juitan Viden SDN BHD - Unicorn                                April 1999
                                       Television Dist.                                              March 2002   $       5,145.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1997
COMPOSERS                              Encore                                                         June 2000   $       5,145.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------


---------------- --------------------- ----------------------------------------- -------------- --------------- --------------------
       SERIES         TERRITORY                BROADCASTER/DISRTRIBUTOR             CURRENT        EXPIRED       CONTRACTED IN US$
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

                                                                                                     April 1995
COMPOSERS        Cyprus                Cyprus Broadcasting Corporation                               April 1996   $    3,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
COMPOSERS        Denmark, Sweden,      TV1000 Sverige AB                                              Dec. 1994   $   28,050.00
                 Norway                                                                              March 1996
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Jan. 2002
                                                                                                        Dec 31,
COMPOSERS        Estonia               Estonia                                                             2003   $    2,400.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Jan. 2002
                                                                                                        Dec 31,
ARTISTS                                Estonia                                                             2003   $    2,400.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Jan. 2002
                                                                                                        Dec 31,
INVENTORS                              Estonia                                                             2003   $    3,552.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                 France, Dom Tom,
                 Monaco, Andorra,
                 Comorres,
                 Maurice
                 Belgium,                                                             April 1,
                 Switzerland,                                                             2004
                 Luxembourg, French                                                  March 31,
COMPOSERS        speaking Africa       TPS Jeunesse                                       2008                    $   74,855.25
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                      April 1,
                                                                                          2004
                                                                                     March 31,
INVENTORS                              TPS Jeunesse                                       2008                    $   74,855.25
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                      April 1,
                                                                                          2004
                                                                                     March 31,
ARTISTS                                TPS Jeunesse                                       2008                    $   74,855.25
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       Sept. 1,
                                                                                                           1999
                                                                                                        Aug.31,
ARTISTS          France, Monaco        Disney Channel - France - Buena Vista Int.                          2002   $   60,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Aug. 1998
INVENTORS                              Disney Channel - France - Buena Vista Int.                     July 2001   $   50,675.68
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 1997
COMPOSERS                              Disney Channel - France - Buena Vista Int.                    March 1998   $   30,405.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1998
INVENTORS        Hong Kong             Juita Viden Ltd. - TRI Films                                   Aug. 2000   $    6,580.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Oct. 1994
COMPOSERS        Iceland               Icelandic National Broadcasting Service                       March 1995   $    5,700.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     Nov. 2001
                                                                                      Oct. 31,
COMPOSERS        Iran                  Daro Films Distribution GMBH                       2005                    $    3,424.12
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                     Nov. 2001
                                                                                      Oct. 31,
INVENTORS                              Daro Films Distribution GMBH                       2005                    $    3,424.12
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1998
COMPOSERS        Ireland               Daro Films Distribution GMBH                                  April 2000   $    6,720.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1998
INVENTORS        Israel                NOGA Communications Ltd.                                      March 2002   $    6,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------


---------------- --------------------- ----------------------------------------- -------------- --------------- --------------------
       SERIES         TERRITORY                BROADCASTER/DISRTRIBUTOR             CURRENT        EXPIRED       CONTRACTED IN US$
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1996
COMPOSERS                              Israel Cable Programming                                      April 1999   $   14,250.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       Dec. 20,
                                                                                                           1999
                 Japan-                                                                                Dec. 19,
ARTISTS          Degas and Monet       MICO - Media International Corp.                                    2000   $   32,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                 Galileo,                                                                             Dec. 1998
INVENTORS        Curie, Edison         MICO - Media International Corp.                               Dec. 1999   $   48,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 1997
COMPOSERS        Bizet - Rossini       MICO - Media International Corp.                               Dec. 1998   $   32,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                   Jan. 1, 2001
                                                                                                       Dec. 31,
ARTISTS          Latin America         Discovery Communications                                            2003   $   46,200.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1997
COMPOSERS                              APA International Film Distributors Inc.                       June 2002   $   21,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1999
COMPOSERS                              Discovery Communications                                       June 2002   $   30,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1999
INVENTORS                              Discovery Communications                                       June 2002   $   45,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1997
COMPOSERS                              Telerey s.a. de c.v.                                           June 1999   $    6,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Dec. 1996
COMPOSERS        Mexico                Televisa S.A. de C.V.                                          Nov. 1998   $   48,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                 Mexico, Central
                 America, South                                                                    Jan. 1, 2000
                 America, Caribbean                                                                    June 30,
ARTISTS          Basin Islands         HBO Ole                                                             2001   $   75,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Jan. 1998
INVENTORS                              HBO Ole                                                        June 2000   $   66,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      June 1995
COMPOSERS                              HBO Ole                                                       March 1997   $   60,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                   Oct. 1, 1999
                                                                                                      Sept. 30,
ARTISTS          Poland                Telewizja Polska                                                    2001   $   12,600.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1998
INVENTORS                              DARO Films Distribution GMBH                                  March 2000   $    8,400.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      July 1996
COMPOSERS        Portugal              RTP- Radiotelevisao Protuguesa                                 July 1998   $   15,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                    Sept. 2005
ARTISTS          Qatar (Arabic Sat)    Al Jazeera Children's Channel                  Aug 2009                    $    7,500.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                    Sept. 2005
INVENTORS                              Al Jazeera Children's Channel                  Aug 2009                    $    9,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                    Sept. 2005
COMPOSERS                              Al Jazeera Children's Channel                  Aug 2009                    $    9,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 1995
COMPOSERS        Seychelles            Daro Films Distribution GMBH                                   Aug. 1998   $      673.40
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     Sept. 2001
COMPOSERS        Singapore             Mediacorp TV 12                                                Aug. 2004   $    2,940.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------


---------------- --------------------- ----------------------------------------- -------------- --------------- --------------------
       SERIES         TERRITORY                BROADCASTER/DISRTRIBUTOR             CURRENT        EXPIRED       CONTRACTED IN US$
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------

---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 2001
ARTISTS                                Mediacorp TV 12                                                Feb. 2004   $    2,940.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 2001
INVENTORS                              Mediacorp TV 12                                                Feb. 2004   $    2,940.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 2001
ARTISTS                                Singapore Cable Vision                                         Feb. 2004   $    2,100.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     March 2001
INVENTORS                              Singapore Cable Vision                                         Feb. 2004   $    2,100.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Aug. 1997
COMPOSERS                              Juita Viden SDN BHD                                            July 1999   $    2,100.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1999
INVENTORS        South Africa          DARO Films Distribution GMBH                                  March 2001   $   23,100.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1996
COMPOSERS        South Korea           EBS                                                            Oct. 1996   $   14,250.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                   Jan. 1, 2001
                                                                                                       Dec. 31,
ARTISTS          Spain & Portugal      Discovery Communications                                            2003   $   19,800.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Oct. 1999
COMPOSERS                              Discovery Communications                                      Sept. 2002   $   19,800.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Oct. 1999
INVENTORS                              Discovery Communications                                      Sept. 2002   $   19,800.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                        Nov. 1,
                                                                                                           2000
                                                                                                       Oct. 31,
ARTISTS          Taiwan                Chinese Public Television                                           2003   $    5,040.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Nov. 2000
INVENTORS                              Chinese Public Television Station                              Oct. 2003   $    5,040.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Nov. 2000
COMPOSERS                              Chinese Public Televison                                       Oct. 2003   $    2,940.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Jan. 1998
COMPOSERS                              Unicorn Television Distributors Limited                        Dec. 1999   $    2,520.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                  July 26, 1999
ARTISTS          Turkey                New Films International Inc.                               July 25, 2003   $    9,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1998
INVENTORS                              New Films International Inc.                                 March  2002   $    6,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1995
COMPOSERS                              Texital Ltd.                                                  March 1997   $    5,826.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                     April 1995
COMPOSERS        United Kingdom        The Disney Channel                                            March 1998   $  240,000.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Nov. 2001
INVENTORS        Yugoslavia            Daro Films Distribution GMBH                                   Oct. 2003   $    1,474.71
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                      Nov. 2001
COMPOSERS                              Daro Films Distribution GMBH                                   Oct. 2003   $    1,965.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1999
INVENTORS        Vietnam               Juita Viden SDN BHD                                           April 2002   $    1,890.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1999
COMPOSERS                              Juita Viden SDN BHD                                          April  2002   $    1,890.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                       May 1999
ARTISTS                                Juita Viden SDN BHD                                           April 2002   $      630.00
---------------- --------------------- ----------------------------------------- -------------- ---------------- -------------------
                                                                                                                  $7,086,780.05
                                                                                                             CDN$ $9,212,814.07


      f) By the end of 2003, based on 2002 and 2003 sales, a trend appeared that indicated to the Company that The Artists' Specials DVDs were selling at approximately an 85% pace of The Inventors' Specials DVDs. Therefore, the Company adjusted its average annual revenue projection for The Artists' Specials by $80,000 compared to The Inventors' Specials to account for the difference in DVD sales. No reduction of broadcast revenue was projected, since majority of licenses are currently sold for all three series at the same time.

      Please direct any questions or comments you may have regarding the Amendment to the undersigned at (212) 592-1557 (Direct Dial), (212) 545.3322 (Direct Fax) or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer